Delisting Determination, NASDAQ OMX BX, June 1, 2009

NASDAQ OMX BX (the Exchange) has determined to remove from listing the common stock of Korea Equity Fund, Inc. (the Company). NASDAQ OMX BX has made this determination pursuant to
Section 2(c)(3) of Chapter XXVII of the Rules of the Exchange.
Section 2(c)(3) permits NASDAQ OMX BX to delist securities from the Exchange in connection with the discontinuation of listing and trading in all securities listed on NASDAQ OMX BX. On
September 5, 2007, the Exchange announced that it was terminating its programs for listing and trading cash equities. Subsequently, in October 2007, all issuers were given additional notice that the listings program had ceased. Since that time the Exchange attempted to contact the Company to allow the Company to voluntarily delist from the Exchange. Notwithstanding these contacts, the Company has not yet formally delisted from the Exchange. As a result, the Exchange has determined to delist the Companys securities pursuant to Section 2(c)(3) and, on April 30, 2009 provided the Company notice of this determination and offered the Company the opportunity to appeal the determination. The Company did not timely request an appeal and, as such, the determination of the Exchange has become final.